FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 22, 2010 announcing that Registrant will be providing a SkyEdge II broadband satellite communications network to Vietnam Telecom International (VTI), a subsidiary of VNPT, Vietnam’s national telecommunications service provider.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated June 22, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Vietnam Telecom International (VTI) selects Gilat for broadband satellite network deployment
--New network will operate over VINASAT-1, Vietnam’s first national communications satellite--

Petah Tikva, Israel, June 22, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it is providing a SkyEdge II broadband satellite communications network to Vietnam Telecom International (VTI), a subsidiary of VNPT, Vietnam’s national telecommunications service provider.

The new SkyEdge II system will operate via VINASAT-1, the first Vietnamese communications satellite, and will combine both C-band and Ku-band capacity within the same network using the SkyEdge II multi-transponder capability.

The VSAT network will consist of hundreds of remote sites and will support a wide range of applications, including broadband Internet access, GSM trunking and private leased circuits.

Mr. Ho Cong Lam, VTI’s Deputy Managing Director, said, “We have concluded that the SkyEdge II is the most suitable communications system for our new VSAT services. By incorporating Gilat's VSAT platform, we can deliver a diverse range of services to end-users in every corner of the country.”

“The new contract highlights VTI's commitment to deliver advanced connectivity that will improve the quality of life for Vietnam citizens and we are pleased to have been chosen for this project," said N. Ranganathan, Gilat’s Regional Vice President of Sales, Asia. “Our SkyEdge II high-performance system will give VTI the flexibility both in network scale and in breadth of service including portable sites with motorized antennas and mesh topologies.”

About Gilat SkyEdge II
Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks.

About Vietnam Telecom International (VTI)
Vietnam Telecom International (VTI) is a subsidiary of Vietnam Posts and Telecommunications Group, the national telecommunications service provider in Vietnam. VTI operates the international network including submarine cable systems and satellite earth stations and provides a wide range of international telecommunications services, such as telephone, internet access, leased circuits and television transmission. VTI also operates VINASAT-1 and provides satellite services such as satellite bandwidth, rural communications and VSAT services.

With the state-of-the-art telecommunication networks and a staff of more than 1400 experienced and highly qualified professional employees, Vietnam Telecom International is committed to providing services of international standards.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. For more information, please visit www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Gilat Media Contact:
Robert Bell, Phone: +972-3-925-2472; email: robert@gilat.com